UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. )*
                       CONTROL DATA SYSTEMS, INC.
                         (Name of Issuer)
                   Common Stock, $.01 par value
                 (Title of Class of Securities)
                          21238F106
                         (CUSIP Number)
                          Alan M. Stark
                         80 Main Street
                  West Orange, New Jersey 07052
                       (201)325-8660
(Name Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
                       July 16, 1996
     (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                          SCHEDULE 13D

CUSIP No.   21238F106
__________________________________________________________________
     1)   Names of Reporting Person S.S. or I.R.S. Identification
          No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)

                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          WC
_________________________________________________________________
     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . . .
          NOT APPLICABLE
_________________________________________________________________
     6)   Citizenship or place of Organization:
          UNITED STATES
_________________________________________________________________
               (7)  Sole voting Power
Number of           562,200
Shares Bene- ____________________________________________________
ficially       (8)  Shared Voting Power
owned by            129,000
Each Report- ____________________________________________________
ing Person     (9)  Sole Dispositive Power
With                562,200
_________________________________________________________________
               (10) Shared Dispositive Power
                    129,000
_________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   692,000
_________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11)
                    N/A
_________________________________________________________________
     13)  Percent of Class Represented by Amount in Box (11):
                    5.2%
_________________________________________________________________
     14)  Type of Reporting Person
               I N
Item 1.   Security and Issuer.
          This statement relates to the common stock, $.01 par value (the "Common Stock" or the "Shares"), of CONTROL DATA SYSTEMS, INC.("Company"), which has its principal executive offices at 4201 Lexington Avenue North, Arden Hills, Minnesota 55126-6198.

Item 2.   Identity and Background.
          This statement is being filed by Leon G. Cooperman, ("Cooperman"). Cooperman is the managing general partner of limited partnerships organized under the laws of the State of Delaware known as Omega Capital Partners, L.P., and Omega Institutional Partners, L.P. They are private investment firms engaged in the purchase and sale of securities for investment for their own accounts. The business address of Cooperman and the principal business and office of Omega Capital Partners, L.P., and Omega Institutional Partners, L.P., is c/o Omega Advisors, Inc., 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005. Cooperman is a citizen of the United States.
          Cooperman is also the President and majority stockholder of Omega Advisors, Inc., a Delaware corporation, engaged in providing investment management. The address of the principal business and office of Omega Advisors, Inc. is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005. Omega Advisors, Inc. serves as investment manager to Omega Overseas Partners, Ltd., and Omega Overseas Partners II, Ltd., and Cooperman is deemed to control said entities. Omega Overseas Partners, Ltd., is a Cayman Island corporation, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Omega Overseas Partners II, Ltd., is a Cayman Island corporation, with a business address c/o Hemisphere House, 9 Church Street, Hamilton HM 11, Bermuda. Omega Advisors, Inc. also serves with discretionary power as investment manager to unrelated third parties (herein referred to as the "Managed Account").
          Neither Cooperman nor any of the investment entities controlled by him have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 692,000 Shares. Of this amount, 238,300 Shares were purchased by Omega Capital Partners, L.P., at a cost of $4,444,643; 219,900 Shares were purchased by Omega Institutional Partners, L.P., at a cost of $4,100,454; 96,300 Shares were purchased by Omega Overseas Partners, Ltd., at a cost of $1,795,363; 7,700 Shares were purchased by Omega Overseas Partners II, Ltd., at a cost of $144,950; and 129,800 Shares were purchased by the Managed Account at a cost of $2,404,050. The source of funds for the purchase of all such Shares was investment capital.
Item 4.  Purpose of Transaction.
          Cooperman has acquired the Shares for investment purposes, and only in the ordinary course of business.
          In the ordinary course of business, Cooperman from time to time evaluates holdings of securities, and based on such evaluation, he may determine to acquire or dispose of securities of specific issuers.
          Cooperman has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Schedule 13D.
Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's Form 10-Q for the quarterly period ended March 31, 1996 filed with the Securities & Exchange Commission, there are 13,367,520 Shares issued and outstanding. Omega Capital Partners, L.P., owns 238,300 Shares, or 1.8% of those outstanding; Omega Institutional Partners, L.P., owns 219,900 Shares, or 1.6% of those outstanding; Omega Overseas Partners, Ltd., owns 96,300 Shares, or 0.7% of those outstanding; Omega Overseas Partners II, Ltd., owns 7,700 Shares, or 0.1% of those outstanding; and the Managed Account owns 129,800 Shares, or 1.0% of those outstanding. Cooperman possesses sole power to vote and direct the disposition of all Shares of Common Stock owned by Omega Overseas Partners, Ltd. and Omega Overseas Partners II, Ltd. As to the 129,800 Shares owned by the Managed Account, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Account may be deemed beneficial owner of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.
          The following table details the transactions by each of Omega Capital Partners, L.P., Omega Institutional Partners, L.P., Omega Overseas Partners, Ltd., Omega Overseas Partners II, Ltd., and the Managed Account in shares of Common Stock within the 60 day period prior to this filing. All such transactions were open market transactions.


                  Omega Capital Partners, L.P.



Date of             Type of        Amount of           Price Per
Transaction         Transaction      Shares              Share
06/26/96            Purchase       12,800              $18.79
06/26/96            Purchase       45,900               18.63
07/08/96            Sale            1,500               17.00
07/12/96            Purchase       20,400               14.75
07/16/96            Purchase       22,300               13.17



               Omega Institutional Partners, L.P.


Date of             Type of        Amount of           Price Per
Transaction         Transaction      Shares              Share
06/26/96            Purchase       11,800              $18.79
06/26/96            Purchase       42,200               18.63
07/08/96            Sale            4,800               17.00
07/12/96            Purchase       18,900               14.75
07/16/96            Purchase       20,700               13.17

                  Omega Overseas Partners, Ltd.

Date of             Type of        Amount of           Price Per
Transaction         Transaction      Shares              Share
06/26/96            Purchase        5,500              $18.79
06/26/96            Purchase       19,600               18.63
07/08/96            Sale              900               17.00
07/12/96            Purchase        7,900               14.75
07/16/96            Purchase        9,100               13.17




                Omega Overseas Partners II, Ltd.

Date of             Type of        Amount of           Price Per
Transaction         Transaction      Shares              Share
06/26/96            Purchase          300              $18.79
06/26/96            Purchase        1,000               18.63
07/08/96            Sale              700               17.00
07/12/96            Purchase          600               14.75
07/16/96            Purchase          700               13.17




                       The Managed Account

Date of             Type of        Amount of           Price Per
Transaction         Transaction      Shares              Share
06/26/96            Purchase        4,600              $18.79
06/26/96            Purchase       16,300               18.63
07/08/96            Sale            2,100               17.00
07/12/96            Purchase       17,200               14.75
07/16/96            Purchase       12,200               13.17



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         There is no material to be filed as Exhibits.

                         Signature
          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 22, 1996



/s/ ALAN M. STARK

ALAN M. STARK on behalf of LEON G.
COOPERMAN, individually and as
managing partner of Omega Capital
Partners, L.P. and Omega
Institutional Partners, L.P., and
as President of Omega Advisors,Inc.
pursuant to Power of Attorney on file.



ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).